Exhibit 99.1

YM BioSciences to Report Updated Phase I/II Data for CYT387 at ASH 2011

MISSISSAUGA, Canada, November 7, 2011 – YM BioSciences Inc. (NYSE Amex: YMI, TSX: YM), today announced it would report updated results from its Phase I/II myelofibrosis study of CYT387, a JAK1/JAK2 inhibitor, in a poster session to be held from 6:00pm - 8:00pm on Monday, December 12th at the 53rd Annual Meeting of the American Society of Hematology (ASH) being held in San Diego, California. The Company also reported updated results today from the study that were included in an abstract submitted to ASH in August 2011.

At the time the ASH abstract was submitted, 163 patients had been recruited into the trial across the six study sites. The duration of treatment ranged from 0.25 to 20.4 months with a median duration of 6.6 months. Forty six subjects were transfusion dependent at baseline. Previous JAK inhibitor therapy was reported for 11% and previous IMiD therapy for 8% of enrolled subjects. Reductions in spleen size, improvements in constitutional symptoms and the achievement of transfusion independence were observed in subjects in the expanded multicenter study.

CYT387 was well tolerated. Seventy three percent of subjects reported treatment-related adverse events, with the majority reported as Grade 1. The most common Grade 3-4 treatment related adverse events included thrombocytopenia and hyperlipasemia, occurring in 16% and 3% of subjects respectively. Twenty five of 163 (15%) of subjects had discontinued from the nine month core study, giving a retention rate of 85%.

The authors of the abstract conclude that CYT387 appears to be well tolerated when administered in either a once or twice-daily dosing regimen, and shows substantial clinical activity in myelofibrosis, with improvements in splenomegaly and constitutional symptoms.  In addition, CYT387 continues to demonstrate an ability to induce durable anemia responses in a subset of subjects.

Poster presentation and YM conference call:
Updated results from the Phase I/II study will be presented in a poster session at the 53rd Annual Meeting of the American Society of Hematology. Poster #3849, entitled “An Expanded Multicenter Phase I/II Study of CYT387, a JAK- 1/2 Inhibitor for the Treatment of Myelofibrosis”, will be presented at Session #634, Myeloproliferative Syndromes: Poster III, to be held on Monday, December 12th from 6:00-8:00pm PT in Hall HG of the San Diego Convention Center.  YM will also host a webcast meeting open to members of the investment community to discuss these results. This event will be held from 6:30-7:30am PT on Tuesday, December 13th in the Grand Ballroom of the Hotel Palomar, 1047 Fifth Avenue, San Diego. Access to the webcast will be available from YM's website at www.ymbiosciences.com.

About CYT387:
CYT387 is an inhibitor of the kinase enzymes JAK1 and JAK2, which have been implicated in a family of hematological conditions known as myeloproliferative neoplasms, including myelofibrosis, and as well in numerous other disorders including indications in hematology, oncology and inflammatory diseases. Myelofibrosis is a chronic debilitating disease in which a patient's bone marrow is replaced by scar tissue and for which treatment options are limited or unsatisfactory.

Both the U.S. Food and Drug Administration (FDA) and the European Commission have designated CYT387 an Orphan Drug for the treatment of myelofibrosis.

YM BioSciences retains full global commercialization rights to CYT387.

About YM BioSciences
YM BioSciences Inc. is a drug development company advancing three products: CYT387, a small molecule, dual inhibitor of the JAK1/JAK2 kinases; nimotuzumab, an EGFR-targeting monoclonal antibody; and CYT997, a vascular disrupting agent (VDA).

CYT387 is an orally administered inhibitor of both the JAK1 and JAK2 kinases, which have been implicated in a number of immune cell disorders including myeloproliferative neoplasms and inflammatory diseases as well as certain cancers. CYT387 is currently in a 166 patient Phase I/II trial in myelofibrosis that has completed enrollment, as well as a 60 patient Phase II BID trial that is recruiting patients. Nimotuzumab is a humanized monoclonal antibody targeting EGFR with an enhanced side-effect profile over currently marketed EGFR-targeting antibodies. Nimotuzumab is being evaluated in numerous Phase II and III trials worldwide. CYT997 is an orally-available small molecule therapeutic with dual mechanisms of vascular disruption and cytotoxicity, and has completed a Phase II trial in glioblastoma multiforme. In addition to YM’s three clinical stage products, the Company has several preclinical research programs underway with candidates from its library of novel compounds identified through internal research conducted at YM BioSciences Australia.

This press release may contain forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process or the ability to obtain drug product in sufficient quantity or at standards acceptable to health regulatory authorities to complete clinical trials or to meet commercial demand; and other risks detailed from time to time in the Company's ongoing quarterly and annual reporting. Certain of the assumptions made in preparing forward-looking statements include but are not limited to the following: that CYT387, nimotuzumab and CYT997 will generate positive efficacy and safety data in ongoing and future clinical trials, and that YM and its various licensees will complete their respective clinical trials and disclose data within the timelines communicated in this release. Except as required by applicable securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Enquiries:
James Smith
VP Corporate Communications
YM BioSciences Inc.
Tel. +1 905.361.9518
jsmith@ymbiosciences.com